FS-9 Page 1 of 2
PHI Operating Services Company Balance Sheet (Dollars in Thousands) (Unaudited)

ASSETS	As of March 31, 2003

Current Assets
Cash and cash equivalents	*
Accounts receivable from associated companies	*
Other prepayments	*
*

Current Liabilities
Accounts payable	*
Other	*
*
Capitalization
Retained income	*
Total capitalization	*

Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

FS-9 Page 2 of 2

PHI Operating Services Company Consolidated Statements of Income (Dollars in Thousands) (Unaudited)

Three Months Ended March 31, 2003

OPERATING REVENUES	*

OPERATING EXPENSES
*
OPERATING INCOME	*

OTHER INCOME	*

INTEREST EXPENSE	*

INCOME BEFORE INCOME TAXES	*

INCOME TAXES	*

NET INCOME	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.